Contact

www.linkedin.com/in/alexberger24
(LinkedIn)

Top Skills

Entrepreneurship
Leadership
Networking

Honors-Awards

Two-time Elevator Pitch Competition Finalist
CEO Global Pitch Competition
Entrepreneurship Award
Finalist in Spring 2022 Accelerator Program
Selected for Tech Incubator Program

Alex Berger

Founder at Sports Matching
Gladwyne, Pennsylvania, United States

Summary

I am a full-time student at High Point University as well as being an Entrepreneur. My current focus is developing and launching Sports Matching, an app coming to the market. I have entrepreneurial spirit. When I set my mind on something, I do it. I would describe myself as trustworthy, humble, and open-minded; I pride myself on being an independent thinker in all aspects of life.

My favorite Entrepreneur is Elon Musk and he once said. “When something is important enough, you do it even if the odds are not in your favor."

Experience

Sports Matching

Founder and CEO
September 2020 - Present (2 years 3 months)
North Carolina, United States

Education

High Point University

Sport Management · (2020 - 2024)

University of Miami

· (2019 - 2019)